Exhibit 99.1

GFL Environmental Inc. Announces Agreement to Recapitalize Green Infrastructure Partners at an Enterprise Value of $4.25 Billion with Investment from Energy Capital Partners

VAUGHAN, ON, AND SUMMIT, N.J., August 7, 2025 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced that Green Infrastructure Partners (“GIP”) has entered into a definitive agreement with funds managed by Energy Capital Partners, LLC (“ECP”) to recapitalize its business at an enterprise value of $4.25 billion. GIP is a leading vertically integrated infrastructure company established in 2022 by GFL, funds managed by HPS Investment Partners Inc. (“HPS Investment Partners” or “HPS”) and Patrick Dovigi.

On the closing of the transaction, GIP will receive aggregate gross proceeds of $775.0 million, of which it intends to return approximately $585.0 million to its shareholders and apply $175.0 million to its balance sheet to fund future growth. GFL will receive approximately $200.0 million of the $585.0 million shareholder distribution. Pro forma for the transaction, GIP’s total equity value will be approximately $3.0 billion. After the distribution to GFL of approximately $200.0 million, GFL will own an approximate 30.1% interest in GIP valued at approximately $895.0 million. HPS and Mr. Dovigi will each also continue to hold a minority stake in GIP and support the company’s future growth. The transaction is expected to close on or about September 2, 2025.

“The recapitalization of GIP at an enterprise value of $4.25 billion is a testament to the quality of the business its management team has built since we started GIP in April 2022,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “The approximately $200.0 million in proceeds that GFL will receive from the transaction will be used for general corporate purposes, including de-levering our balance sheet, executing on our organic and inorganic growth strategies, including our robust M&A pipeline, and pursuing opportunistic share buybacks, subject to market conditions. This transaction allows GFL to monetize part of our position in GIP in a tax efficient manner, while still retaining a meaningful equity interest that will allow us to participate in what we expect to be continued value creation from the GIP business.”

Mr. Dovigi continued, “After a robust evaluation showing significant interest in GIP, the board of GIP selected ECP to partner with on this transaction. ECP is a leading investor in critical infrastructure, with deep expertise and a demonstrated track record of value creation for its stakeholders. We look forward to working with ECP on executing GIP’s growth strategy.”

Mr. Dovigi concluded, “Over the years, I have re-iterated my belief that we could create $1.0 billion of value for GFL shareholders through our investment in GIP. Our original investment of approximately $250.0 million in 2022 has grown to approximately $1.1 billion in just over three years. That is a direct reflection of the strength of GFL’s management team and the execution of our strategies to create long term shareholder value. We believe that this recapitalization positions GIP to significantly exceed our original value expectations in the near term and sets the company up for an exciting period of growth.”

Scot French, Founding Partner and Co-President of HPS, said, “We congratulate management on this significant milestone and thank our longstanding partners at GFL for their vision and steadfast execution in building Canada’s premier infrastructure service provider. We are proud to invest in companies like GIP and GFL that play an important role in maintaining and improving the critical infrastructure and essential services that people rely on every day. We look forward to continuing to partner with GFL in unlocking additional shareholder value together with GIP in its next chapter of growth.”

“We see significant tailwinds for GIP’s essential, vertically-integrated infrastructure offerings,” said Drew Brown, Partner at ECP. “This transaction will provide GIP with access to significant capital to execute on a compelling M&A pipeline that we believe is particularly actionable in the near-term. With two decades of investing in North American infrastructure, ECP is well-equipped to act as a value-add partner with GIP, and we look forward to working with the talented GIP and GFL leadership teams to execute on a shared vision for growth and margin enhancement.”

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management services through its platform of facilities throughout Canada and 18 U.S. states. Across its organization, GFL has a workforce of more than 15,000 employees.

About HPS Investment Partners

HPS Investment Partners, LLC is a leading global, credit-focused alternative investment firm that seeks to provide creative capital solutions and generate attractive risk-adjusted returns for our clients. We manage various strategies across the capital structure, including privately negotiated senior debt; privately negotiated junior capital solutions in debt, preferred and equity formats; liquid credit including syndicated leveraged loans, collateralized loan obligations and high yield bonds; asset-based finance and real estate. The scale and breadth of our platform offers the flexibility to invest in companies large and small, through standard or customized solutions. At our core, we share a common thread of intellectual rigor and discipline that enables us to create value for our clients, who have entrusted us with approximately $157 billion of assets under management as of March 31, 2025. For more information, visit hpspartners.com.

About ECP

Energy Capital Partners (ECP), founded in 2005, is a leading investment firm across energy transition infrastructure, with a focus on investing in electricity and sustainability infrastructure providing reliable, affordable and clean energy. In 2024, ECP combined with London listed Bridgepoint Group Plc (LSE: BPT.L) to create a global leader in value added middle-market investing with a combined $87 billion of assets under management across private equity, credit and infrastructure.

Forward-Looking Statements

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”), within the meaning of applicable U.S. and Canadian securities laws, respectively, including statements relating to the expected financial and other benefits of the recapitalization to GFL and its shareholders as well as GFL’s expected use of proceeds. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities potential share repurchases or potential strategic transactions are forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Without limiting the foregoing, there can be no assurance that GIP will complete the recapitalization described herein.

Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward- looking information, including but not limited to certain assumptions set out herein; our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; our ability to find purchasers for and complete any divestiture of assets on terms acceptable to us; our ability to use the proceeds of the recapitalization of GIP for deleveraging or potential share repurchases; currency exchange and interest rates; commodity price fluctuations; our ability to implement price increases and surcharges; changes in waste volumes; labour, supply chain and transportation constraints; inflationary cost pressures; fuel supply and fuel price fluctuations; our ability to maintain a favourable working capital position; the impact of competition; the changes and trends in our industry or the global economy; and changes in laws, rules, regulations, and global standards. Other important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2024 and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward- looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws.

All references to “$” in this press release are to Canadian dollars.

Contacts

GFL:

Patrick Dovigi +1 905-326-0101 pdovigi@gflenv.com

ECP:

FGS Global

Akash Lodh / Nick Rust

ECP@fgsglobal.com